UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 20)

SEACOR Holdings Inc.
(Name of Subject Company)

SEACOR Holdings Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
811904101
(CUSIP Number of Class of Securities)
William C. Long
Chief Legal Officer
SEACOR Holdings Inc.
2200 Eller Drive
Fort Lauderdale, Florida 33316
(954) 523-2200
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Scott W. Golenbock
Brett Nadritch
Milbank LLP
55 Hudson Yards
New York, New York 10001-2163

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 20 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by SEACOR Holdings Inc., a Delaware corporation (the “Company”), on December 18, 2020 with the Securities and Exchange Commission, relating to the tender offer by Safari Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Safari Parent, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares” and each, a “Share”) at a price per Share of $41.50, net to the holder in cash, without interest and subject to any applicable withholding of tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2020, as it may be amended or supplemented from time to time, and the related Letter of Transmittal, as it may be amended or supplemented from time to time (which, together with the Offer to Purchase, constitutes the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 20. This Amendment No. 20 is being filed to reflect certain updates as set forth below.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

1.    Item 3 of the Schedule 14D-9, under the heading “Arrangements between the Company, Parent and Purchaser – Merger Agreement”, is hereby amended and supplemented by adding the following new paragraph at the end thereof:

“On April 11, 2021, the Company, Parent and Purchaser entered into the First Amendment to the Merger Agreement (the “Merger Agreement Amendment”). The summary of the Merger Agreement Amendment contained in Section 11 of the Offer to Purchase, as amended and supplemented by the amended Tender Offer Statement on Schedule TO, dated April 12, 2021 (the “Amended Schedule TO”), are incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement Amendment, which has been filed as Exhibit (e)(22) hereto.”

2.    Item 3 of the Schedule 14D-9, under the heading “Arrangements between the Company, Parent and Purchaser – Limited Guarantee”, is hereby amended and supplemented by adding the following new paragraph at the end thereof:

“AIP Fund VII provided the Company with a letter (the “Limited Guarantee Affirmation”) affirming that the terms and conditions of the Limited Guarantee remain in full force and effect after giving effect to the execution and delivery of the Merger Agreement Amendment. The foregoing summary of the Limited Guarantee Affirmation does not purport to be complete and is qualified in its entirety by reference to the Limited Guarantee Affirmation which is filed as Exhibit (e)(23) hereto.”

3.    Item 3 of the Schedule 14D-9, under the heading “Arrangements between the Company, Parent and Purchaser – Equity and Debt Financing – Debt Financing”, is hereby amended and supplemented by adding the following new paragraph at the end thereof:

“As an inducement to the Company to enter into the Merger Agreement Amendment and undertake the transactions contemplated thereby, Parent has provided the Company with a copy of executed amended and restated debt commitment letters (“A&R Debt Commitment Letter”) which amends the original debt commitment letters as follows: (i) the commitment amount under the Term Loan Facility was increased from $395.60 million to $415.60 million, (ii) the Term Loan Facility’s incremental basket was reduced by $20 million in connection with the commitment increase described in clause (i), (iii) the proceeds of the ABL Facility can be used to pay for up to $5 million of the equity purchase price or extension fees and (iv) the expiration date for the commitments was amended to be April 27, 2021, instead of five business days after the end date under the Merger Agreement (the “End Date”). The foregoing summary of the Debt Commitment Letter Amendment does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter Amendment which is filed as Exhibit (e)(24) hereto.”

Item 4. The Solicitation or Recommendation

1.    Item 4 of the Schedule 14D-9, the section under the heading “Recommendation of the Company Board”, is amended and supplemented by adding the following new paragraph at the end thereof:

“Pursuant to a Unanimous Consent of the Company Board executed on April 11, 2021, the Company Board (i) determined that it is fair to and in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into the Merger Agreement Amendment providing for the Merger in accordance with the DGCL and (ii) approved the Merger Agreement Amendment in accordance with the DGCL.

For the reasons described in more detail below, the Company Board recommends that the Company’s stockholders accept the Amended Offer and tender their Shares pursuant to the Amended Offer.

2.    Item 4 of the Schedule 14D-9, the section under the heading “Background and Reasons for the Recommendation – Background of the Offer and the Merger”, is amended and restated in its entirety as follows:

After commencement of the Offer and in consultation with the Company, Purchaser extended the Offer through multiple extensions until April 9, 2021 to allow shareholders additional time to tender their Shares and to reach the Minimum Condition. The Company provided Purchaser with its consent for the extensions after April 5, 2021 until April 9, 2021.

From the evening of April 9, 2021 through April 11, 2021, AIP, Ropes & Gray, Milbank and SEACOR had discussions regarding the best approach to take in order to close the Offer and Merger. Following these discussions, in order to achieve these objectives, AIP and SEACOR agreed (i) to extend the expiration time for the Offer to April 14, 2021, (ii) to extend the End Date to April 16, 2021, (iii) to remove the ability to tender shares through guaranteed delivery procedures and (iv) for Purchaser to pay SEACOR an extension fee of $1,250,000 per each calendar day of the extension of the Offer from the last scheduled extension of April 9, 2021. During this period, Milbank and Ropes exchanged drafts of the First Amendment to the Merger Agreement and an Affirmation of Limited Guarantee. Parent also provided to Milbank, and Milbank reviewed, Parent's amended and restated Debt Commitment Letters, which extended the commitment, among other things. Parent, Purchaser and SEACOR signed the First Amendment to the Merger Agreement and Affirmation of Limited Guarantee on April 11, 2021. Early in the morning of April 12, 2021, and prior to the opening of the U.S. stock markets, AIP, Purchaser and SEACOR issued a joint press release publicly disclosing entry into the First Amendment to the Merger Agreement and the extension of the Offer.

During the Offer, as extended the Company intends to have ongoing contacts with Parent and Purchaser.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 8:

Fourteenth Extension of the Offer.

On April 12, 2021, American Industrial Partners announced an extension of the expiration of the Offer until 5:00 p.m., Eastern Time, on April 14, 2021. The Company has provided its consent to the Offer being extended through April 16, 2021 to permit guaranteed delivery shares to be actually delivered physically or by book entry. Purchaser has not sought and the Company’s Board has not consented to an extension beyond Friday, April 16, 2021. In connection with these actions, Purchaser has agreed to pay the Company, on each day on which it announces an extension of the Offer following April 11, 2021, an extension fee of $1,250,000 per each calendar day of the extension of the Offer from the last scheduled extension of April 9, 2021 (for a total amount of $8,750,000 if the Offer is extended through April 16, 2021). All other terms and conditions of the Offer remain the same. The transaction is subject to the satisfaction of customary closing conditions. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(T) and incorporated herein by reference.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits hereto:

Exhibit No.	Description
(a)(1)(T)	Joint Press Release, issued by Parent, Purchaser and the Company on April 12, 2021 (incorporated by reference to Exhibit (a)(5)(Q) to the Offer on the Amended Schedule TO).

(e)(22)

First Amendment to Agreement and Plan of Merger, dated as of April 11, 2021, by and among SEACOR Holdings Inc., Safari Parent, Inc. and Safari Merger Subsidiary, Inc. (incorporated by reference to Exhibit (d)(6) to the Offer on the Amended Schedule TO).

(e)(23)

Affirmation of Limited Guarantee, dated April 11, 2021, delivered by American Industrial Partners Capital Fund VII, L.P. in favor of SEACOR Holdings Inc. (incorporated by reference to Exhibit (d)(7) to the Offer on the Amended Schedule TO).

(e)(24)

Amended and Restated Debt Commitment Letter, dated as of April 11, 2021, by and among HPS Investment Partners, LLC, Ally Bank and Parent (incorporated by reference to Exhibit (d)(8) to the Offer on the Amended Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEACOR Holdings Inc.
Dated: April 12, 2021	By:	/s/ Bruce Weins
	Name:	Bruce Weins
	Title:	Senior Vice President and Chief Financial Officer